UNITED STATES;
SECURITIES AND EXCHANGE COMMISSION;
Washington, DC  20549;
Form 6-K;
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE; SECURITIES EXCHANGE ACT OF 1934;
For the month of March 2004;
(Commission File No. 001-14487);
TELE NORTE LESTE PARTICIPACOES S.A.;
(Exact name of registrant as specified in its charter);
Tele Norte Leste Holding Company;
(Translation of registrant's name in English);
Rua Humberto de Campos, 425 - 8 andar ;
Rio de Janeiro, R.J.;
Federative Republic of Brazil;
(Address of Principal Executive Offices);
(Indicate by check mark whether the registrant files or will file;
annual reports under cover of Form 20-F or Form 40-F.);
Form 20-F  X  Form 40-F;
(Indicate by check mark whether the registrant by;
furnishing the information contained in this form;
is also thereby furnishing the information to the;
Commission pursuant to Rule 12g3-2(b) under the;
Securities Exchange Act of 1934.);
Yes           No  X;


SIGNATURES;
Pursuant to the requirements of the Securities Exchange Act of 1934, the; registrant has duly caused this report to be signed on its behalf by the; undersigned, thereunto duly authorized.;
					TELE NORTE LESTE PARTICIPACOES S.A.



Date:	March 04, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer
























TNE: BOARD APPROVES CAPITAL INCREASE

Rio de Janeiro, March 04, 2004 - Tele Norte Leste Participacoes S/A (NYSE: TNE;
 Bovespa:TNLP3 and TNLP4) announced today in Brazil that, at a meeting held on today's date, in Rio, its Board of Directors approved a capital increase in the amount of R$167.6 million. Such capital increase is in connection with the tax benefit originated from the goodwill amortization recorded in 2003.

The new capital amount and corresponding share increases are as follows:


Previous
Increase
New
Capital Amount (R$)
4,644,415,487.18
167,605,531.81
4,812,021,018.99
Number of Shares



     Common
130,185,688,782
1,432,770,831
131,618,459,613
     Preferred
260,371,376,563
2,865,541,662
263,236,918,225
     Total
390,557,065,345
4,298,312,493
394,855,377,838
Treasury
8,780,436,826
N/A
8,780,436,826
Outstanding Shares
381,776,628,519
N/A
386,074,941,012

The subscription prices in connection with the capital increase are R$ 33,22 per thousand common shares and R$ 41,88 per thousand preferred shares.

In accordance with the "Notice to Shareholders" of March 04, 2004, available (in Portuguese) at:
http://www.telemar.com.br/docs/avisotnl_aumentocapital_040304.pdf, the prices have been set based upon the average prices at Bovespa from February 19, 2004 to March 03, 2004.

The ratio for the rights of preference are:
- Holders of Common Shares: 1.125871038695% in common shares;
- Holders of Preferred Shares: 1.120459366782% in preferred shares and
- 0.005411671913% in common shares.


For more information, please contact:
TNE - INVESTOR RELATIONS 					GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208   		Kevin
Kirkeby (kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 		Mariana Crespo
(mcrespo@hfgcg.com)
Fax: 55 21 3131 1155 						Tel: 1-646-284-9416; Fax:
1-646-284-9416


Visit our Investor Relations Website: www.telemar.com.br/ir